September 10, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-34-91-374-50-20

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicola 4
48005 Bilbao, Spain

**Re: Banco Bilbao Vizcaya Argentaria, S.A.
          Form 20-F filed March 31, 2008
          File No. 001-10110**

Dear Mr. Gonzalez:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2007

Operating and Financial Review and Prospects, Mexico and the United States, page 60

1.   We refer to the risk factor "Our continued expansion in the United State increases our exposure to the U.S. market" on page 13. Considering the acquisition of Compass in 2007, if material, please tell us and in future filings disclose the Company's maximum direct and indirect exposure to subprime credit risks with respect to mortgage loans, mortgage backed securities and other securitized financial instruments originated in the United States.

Financial Statements for the period ended December 31, 2007

Note 2.2.1, Measurement Basis, Fair Value, page F-17

2.   We note that when there is no determinable market price for the financial instrument or
        the price of recent transactions of comparable instruments, the Company uses
        mathematical measurement models "sufficiently tried and trusted by the international
        financial community".   Please tell us and discuss in future filings the following:

        •   The nature of the mathematical models used, the types of inputs to the model and
            their limitations for determining fair value when objective market values are not
            readily determinable.

        •   Alternatively, provide a brief summary and cross reference to where detailed
            disclosure regarding these mathematical models is included elsewhere in the notes to
            the financial statements.

Note 7, Risk Exposure, page F-43

7.1, Credit Risk, page F-45

3.   We refer to the three-year detail of the maximum exposure to credit risk for various
        classes of financial instruments on page F-45. Please tell us and provide in future filings
        a description of any collateral that secures the financial instruments or other credit
        enhancements. Refer to paragraph 36(b) of IFRS 7.

4.   We refer to the "Impaired assets and impairment losses" section on page F-46 which
        includes impaired loans and advances to other debtors and substandard contingent
        liabilities. Please tell us and in future filings provide the following information:

        •   A discussion of the nature and total amount of "substandard contingent liabilities"
            and the valuation methodology used to determine the extent of impairment.

        •   For each class of financial instrument disclose the carrying amount of financial assets
            that have been renegotiated that would otherwise be classified as past due or
            impaired. Refer to paragraph 36(d) of IFRS 7.

        •   For each class of financial instrument provide an analysis of the age of financial
            assets that are past due but not impaired as of December 31, 2007. Refer to
            paragraph 37(a) of IFRS 7.

- For each class of financial asset provide an analysis of financial assets that are individually determined to be impaired as of December 31, 2007, the factors considered to determine impairment, and the extent of collateralization or other credit enhancements. Refer to paragraphs 37(b) and 37(c) of IFRS 7.

- With respect to assets acquired through repossession of collateral or through the call of other credit enhancements disclose the nature and carrying amounts of the assets obtained. For assets acquired that are not readily convertible into cash please disclose the Company's policies for disposing of or using these assets. Refer to paragraphs 38(a) and 38(b) of IFRS 7.

Note 7.2, Market Risk, page F-47

5.   We refer to the "Determining the fair value of financial instruments" section that discloses the various models and methodologies used to determine the fair value of the Company's financial instruments. These include the present value of discounted cash flows, Monte Carlo, numerical integration and Black-Scholes, Black 76, Hull and White and Black-Derman Troy. Please tell us and in future filings provide the following information with respect to these valuation models and methodologies:

- A description of the significant assumptions and inputs used for each of the different models and methodologies used as required by paragraph 27(a) of IFRS 7.

- Disclose the most significant inputs into the various models that have the potential to most impact the value determined. Refer to paragraph BC38 of IFRS 7.

- In addition to the above methodologies for valuing stock options and interest rate options, describe the valuation models used to value synthetic credit instruments such as mortgage backed securities and credit default options, including their most significant assumptions and inputs.

6.   We refer to the last paragraph that states that in 2007 credit market conditions have caused certain previously market priced financial instruments, such as cash CDO's, to become illiquid to the extent that it was not possible for the Company to price them, thereby requiring the use of models to value then and some of the inputs had to be inferred. Please tell us and in future filings discuss the following:

- The specific class of financial instruments which now require the use of internal valuation models due to the illiquid market environment in 2007.

- The type of valuation model used for each class of illiquid financial instrument and the methodology employed to determine fair value.

- Describe the most significant inputs that had to be inferred.

- Discuss how the Company is able to periodically validate the fair value estimate in order to determine material changes in fair value.

Note 7.2, a) Market risk exposure and management, Market Risk, page F-47

7.   Please tell us and in future filings include in this section definitions of the various components of market risk such as interest rate risk, currency risk and equity price risk. Also, please consider including definitions of your various factors that are included in the market risk profile for the VaR calculations, such as spread risk, stock-market risk, vega risk and correlation risk and describe in greater detail the methodology used to quantify the various risks.

7.3 Liquidity Risk, page F-50

8.   Please tell us and in future filings provide the maturity analysis for financial liabilities that shows remaining contractual maturities for the debt certificates including bonds in Note 24.2.2 totaling $83 billion euros in 2007. Refer to paragraph 39(a) of IFRS 7. Consider including in future filings a cross reference to the sections of Note 24, Financial liabilities at amortized cost, that include the required maturity analysis.

Note 12, Loans and Receivables, page F-58

Note 12.3, Loans and advances to debtors, page F-60

9.   We refer to the three-year table of securitized loans that were derecognized or retained on the balance sheet totaling 29 billion euros as of December 31, 2008. Please tell us and in future filings provide the following information:

- The nature of the "Other securitized assets" retained on the balance sheet totaling 11 billion euros as of December 31, 2007. Refer to paragraph 13(a) of IFRS 7.

- The nature of the risks and rewards of ownership that the Company is exposed to with respect to the securitization retained on the balance sheet totaling 28.2 billion euros. Refer to paragraph 13(b) of IFRS 7.

Note 14, Hedging derivatives (receivable and payable), page F-63

10.　　We refer to the three-year table that details the fair value of the various types of hedging derivatives.　Please tell us and disclose in future filings the following information with respect to cash flow hedges:

- The periods in which the cash flows are expected to occur and when they are expected to affect profit or loss.　Refer to paragraph 7.23(b) of IFRS 7.

- Describe any forecasted transaction for which hedge accounting had previously been used but which is no longer expected to occur. Refer to paragraph 7.23(b) of IFRS 7.

11.　　We refer to the first paragraph on page F-64 that states the amount of cash flow hedges recognized in equity during the period and the amounts removed from equity and included in profit or loss are shown in the "Consolidated Statement recognized income and expense".　Please tell us and in future filings state where these amounts are separately disclosed in the Consolidated Income Statement on page F-8.　Refer to the disclosure requirements for cash flow hedges in paragraph 7.23(c) and paragraph 23(d) of IFRS 7.

*　　　*　　　*

Closing Comments

　　　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.　Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.　Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

　　　　In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John Nolan
Senior Assistant Chief Accountant

CC: Michael J. Willisch
       Davis Polk & Wardwell
       Marques de la Ensenada, 2
       28004 Madrid, Spain
       Phone (34) 91-702-2741
       Facsimile (44) 207-710-4884